UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒        Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:     ☐         No:    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐         No:    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐         No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations	1Q10

Simples Assim

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on

the first quarter of 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, May 14, 2010 09:00am (Rio) – 08:00am (NY)	DATE:	Friday, May 14, 2010 10:30am (Rio) – 09:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until May 20, 2010 Code: 46630	ACCESS:

Phone: 800–860–2442 (U.S.)

              1 412–858–4600 (Brazil / other countries)

Code: Oi

Replay: 877–344–7529 (U.S.)

              1 412 317 0088 (Brazil / other countries)

Available until May 20, 2010 (code 439741 #) dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

Tele Norte Leste Participações

Outstanding shares (‘000): 382,536

TNLP3: R$35.01 (127,575 thousand shares)

TNLP4: R$28.47 (254,961 thousand shares)

TNE: US$17.66 ADR

Market Capitalization (Million): R$12,907, US$7,247

Telemar Norte Leste

Outstanding shares (‘000): 238,391

TMAR3: R$ 55.20 (107,063 thousand shares)

TMAR5: R$50.11 (130,264 thousand shares)

TMAR6: R$45.55 (1,064 thousand shares)

Market Capitalization (Million): R$12,486 US$7,011

Brasil Telecom

Outstanding shares (‘000): 589.789

BRTO3: R$15.77 (203,423 thousand shares)

BRTO4: R$11.40 (386,366 thousand shares)

BTM: US$19.09 PN ADR / US$8.47 ON ADR

Market Capitalization (Million): R$7,613 US$4,274

Notes: (1) Prices at the end of the 1st Quarter of 2010; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

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Rio de Janeiro, May 13, 2010: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the first quarter of 2010. This report contains the consolidated data of Tele Norte Leste Participações and its direct and indirect subsidiaries as of March 31, 2010.

To our Shareholders,

As a result of the intensive work performed by the group’s employees, 2009 witnessed the creation of the only national, integrated and quadruple-play telecom company. At the end of the year, virtually every action aiming for the integration of BrT and Oi had been implemented. These actions have three goals – cost reductions, quality improvements and boosting revenue.

Cost-reduction actions are more easily and quickly implemented and their results were noticeable still during 2009. Thus, initiatives such as administrative restructuring, renegotiation of suppliers’ contracts, the use of Oi’s Group networks instead of third party telecommunication providers for interconnection purposes, revision of the logistics model, reduction in cost of goods sold (COGS) after adopting in Region II the successful strategy for the mobile segment used in Region I, among others, already shows that the company is on the right path to meet the cost synergies forecasted for 2010.

Still, there were some actions aimed at cost synergies that were implemented at the start of 2010 and, thus, will positively impact this year’s results, such as concentrating external plant maintenance in just two suppliers for Region II, an initiative that will reduce the company’s costs by the 2Q10.

In terms of revenues, following the launch of the “Oi” brand in Region II in April/09, the company virtually integrated the whole retail portfolio of both companies with offers such as: prepaid (“Oi Cartão”) in May 2009, post-paid (“Oi Conta”) in June-July 2009 and the Oi Velox/Oi Velox 3G broadband and the fixed portfolio (“Oi Fixo”) in October 2009. Continuing the process of integrating the portfolio, in March 2010 the Corporate portfolio was launched in Region II and the new portfolio for the Business segment will be launched during 2010, significantly improving the competitiveness offered in this segment in Region II. After the soft launch of “Oi Conta Total” at the end of 2Q10 in that region, the full-fledged commercial launch of this service will happen in 3Q10. This is a strategic product, hence it is essential that the launch takes place only when the company is 100% prepared in terms of systems, call center, sales efforts, etc. In addition, during April 2010 it was possible to launch a nationwide marketing campaign for Mother’s Day for the first time ever at the Company. Unlike the results related to costs, the benefits of revenue synergies should add to the company’s results throughout 2010, especially those related to the corporate/business segments.

As per the strategy to be pursued in 2010, Oi will remain focused on profitability from its customer base in Region I, having Regions II and III as its main sources of growth. In Region I, we will get more from the current customer base, focusing on high-end customers (post-paid and Oi Conta Total); in Region III, we will remain aggressive in prepaid and post-paid offers; in Region II, we believe that the launch of the Corporate and Business portfolios can bring good results during the year. In broadband, 3G remains to be

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seen at the company as a complement to fixed broadband, where the focus is to increase the current speed with the products ADSL 2+ and VDSL. In the fixed segment, the bundle (fixed + mobile + broadband or fixed + DTH pay-TV) strategy continues to be the company’s main competitive advantage to protect its user base and traffic in the fixed segment.

In summary, the company took on the challenge of starting operations in São Paulo and integrating BrT, and both initiatives are already bearing fruit. São Paulo already accounted for almost 16% of the group’s mobile-segment customers at the end of March 2010 and the cost synergies are already visible in the group’s figures. For 2010, Oi remains confident that with its portfolio in the country’s three regions, a unified channel strategy, and nationwide marketing campaigns, it is on the right path to deliver sound and positive results.

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1) HIGHLIGHTS

•

Revenue Generating Units (RGUs) totaled 62.2 million in March 2010, rising by approximately 400 thousand users in the quarter and 4.6 million users since March last year. Oi Mobile remained the leading source of growth, followed by fixed broadband and Pay TV.

•

Oi Mobile added 4.8 million users in 12 months and 500 thousand in the quarter. We highlight the performance in Region III, where we already had a 13% market share (almost 17% market share in São Paulo metropolitan region). São Paulo accounted for 65% of the group’s net additions in the past 12 months. Oi Conta Total reached almost 1.5 million mobile users, or 39% of the post-paid base in Region I.

•

With additions amounting to 629 thousand customers in 12 months and 74 thousand in the quarter, “Oi Velox” broadband users already reached 4.8 million, of whom 4.3 million were via fixed technology (ADSL + cable) and 488 thousand via mobile access.

•

Oi-TV customers reached 283 thousand at the end of March 2010, with 49 thousand net additions in the quarter and 222 thousand since March 2009. Being present in only five states following its start-up last July, Oi accounted for 20% of all the new users in Brazil since the beginning of 3Q09.

•

Consolidated Gross Revenue totaled R$11,545 million, rising 2.7% from 1Q09, due to mobile service and data transmission revenue. Consolidated Net Revenue reached R$7,462 million in the period, stable year-over-year.

•

Consolidated EBITDA equaled R$2,532 million in 1Q10, with EBITDA margin of 33.9% (recurring 31.7% in 1Q09), 6.5% higher than the Consolidated Recurring Ebitda in 1Q09. Cost synergies can already be seen in the results as consolidated operational expenses fell 7% year-over-year.

•

Net earnings totaled R$496 million (R$1.297/share; US$0.712/ADR), up from a loss in 4Q09, and significantly above 1Q09 net earnings. This performance results from a better operating result and lower net financial expenses.

•

In the quarter, there was a reduction in the Consolidated Net Debt, which ended March 2010 at R$21,270 million (2.1x the LTM recurring EBITDA and 2.2x at the end of 2009). Exposure to foreign currency amounted to R$308 million at the end of March 2010, or only 1.0% of total gross debt.

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Table 1 – Consolidated Financial Indicators

TNL Consolidated - R$ million	1Q09*	4Q09*	1Q10	QoQ		YoY
Net Revenue	7,487	7,539	7,462	-1.0%		-0.3%
EBITDA	2,377	2,370	2,532	6.8%		6.5%
EBITDA Margin (%)	31.7%	31.4%	33.9%	2.5	p.p.	2.2	p.p.
Net Earnings	11	-365	496	—		4409.1%

Net Debt	19,196	21,889	21,270	-2.8%		10.8%
Available Cash	6,676	8,029	8,669	8.0%		29.9%
CAPEX	905	1,936	372	-80.8%		-58.9%
Net Debt / Recurring EBITDA	1.9	2.2	2.1	-4.5%		10.5%

TMAR Consolidated - R$ million	1Q09*	4Q09*	1Q10	QoQ		YoY
Net Revenue	7,469	7,522	7,445	-1.0%		-0.3%
EBITDA	2,389	2,392	2,543	6.3%		6.4%
EBITDA Margin (%)	32.0%	31.8%	34.1%	2.3	p.p.	2.1	p.p.
Net Earnings	2	-485	588	—		29300.0%

BRTO Consolidated - R$ million	1Q09*	4Q09*	1Q10	QoQ		YoY
Net Revenue	2,805	2,657	2,638	-0.7%		-6.0%
EBITDA	917	1,093	867	-20.7%		-5.5%
EBITDA Margin (%)	32.7%	41.1%	32.9%	-8.2	p.p.	0.2	p.p.
Net Earnings	-80	116	300	158.6%		—

*	EBITDA and EBITDA margin in 1Q09 and 4Q09 are recurring.

2) CONSOLIDATED OPERATING PERFORMANCE:

Having grown 8.0% compared with March/09 and 0.6% quarter-over-quarter, Revenue Generating Units (RGUs) totaled 62.2 million in 1Q10, influenced by the expansion of broadband services, Pay-TV and the wireless user base.

Wireline – Oi Fixed

The number of lines in service decreased in the quarter and year on year. As mentioned in previous releases, the 12-month analysis was affected by the cleansing of the prepaid fixed base and fixed-service users linked to the old Pluri plans in Region II, a process that was carried out in 3Q09. The quarterly performance reflects some operational difficulties in the delivery of fixed lines in Region I and II related to the substitution of our service provider in that Region, as well as the historic trend of LIS reduction, leading the company to maintain defensive strategies such as the Oi Conta Total convergent plan, alternative plans and bundle with Pay TV (DTH).

Alternative plans reached 13.3 million users in 1Q10 (a 4.7% rise compared with 4Q09), accounting for 63.0% of all fixed lines in service.

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Pay TV, through the Direct to Home technology, brings discounts to clients who have fixed lines in service and also contributes to customer loyalty and a churn reduction in the fixed segment.

Broadband – fixed + mobile

Having grown 8.3% compared with 1Q09 and 1.3% from the previous quarter, the fixed broadband service ended 1Q10 with 4,266 thousand clients. This product is strategic for the company and makes up 20.0% of all fixed lines in service, compared to 17.8% in 1Q09.

The 3G customer base, including mini-modem users, increased by 19 thousand in the quarter and 301 thousand year over year, reaching 488 thousand accesses at the end of March 2010.

Total additions of broadband clients, including fixed and mobile users, amounted 74 thousand in 1Q10 and 629 thousand since March/09, rising 1.6% in the quarter and 15.2% in 12 months.

Wireless – Oi Mobile

With 4,778 thousand new users since March 2009 and 501 thousand in the quarter, the mobile-customer base reached 36.6 million users in 1Q10. Region III (São Paulo) accounted for 64.6% of new clients. Region II represented 27.1% of Oi’s total mobile additions while Region I, 8.3%, was influenced by the strategy of increasing profitability from the customer base. Customers in the wireless segment made up 58.8% of all Revenue Generating Units (RGUs) at the end of 1Q10 (58.4% in 4Q09 and 55.2% in 1Q09).

“Oi Controle” had the fastest growth in the user base during the quarter at 3.7%, confirming the success of the “Oi Controle Pre” campaign. As explained in previous releases, this plan has ‘post-paid’ features given its recurring revenue, although the company does not send the bill to costumers but is authorized to debit the customers’ credit cards monthly. At the end of 1Q10, Oi Controle had 1,516 thousand users. The base for prepaid users rose 1.1% in the quarter and 14.7% year over year, totaling 30,660 thousand (84% of the user base) in 1Q10, while the post-paid base increased 2.6% from December/09 and 19.8% compared with March/09, ending 1Q10 with 4,437 thousand users.

The “Oi Conta Total” plan had 1,453 thousand clients at the end of 1Q10, in a 16.3% growth from 1Q09, representing 38.7% of the post-paid segment base in Region I (32.2% in 1Q09), where it is currently available.

Video – Oi TV

The Pay TV subscriber base, which includes cable TV subscribers and DTH users, reached 283 thousand clients in 1Q10, growing by 49 thousand clients compared with December/09 and 222 thousand in 12 months. The DTH service was launched in July/09 and is available in Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. Since the beginning of the 3Q09, Oi-TV was responsible for around 20% of the industry’s national net additions, even though this offer was not available in all of the country.

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Table 2 – Consolidated Operational Indicators

	1Q09	4Q09	1Q10	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	21,826	21,293	21,085	-1.0%		-3.4%
Residential	15,576	15,159	15,025	-0.9%		-3.5%
Commercial	5,396	5,283	5,211	-1.4%		-3.4%
Public Telephones	854	852	850	-0.2%		-0.5%
Alternatives Plans (‘000)*	11,084	12,688	13,284	4.7%		19.8%
Proportion of Lines in Service (%)	50.8%	59.6%	63.0%	3.4	p.p.	12.2	p.p.
ARPU Fixed (R$)	58.7	57.0	55.5	-2.6%		-5.5%
Fixed Broadband Services - “Oi Velox”
(b) Fixed Broadband Subscribers (‘000)	3,938	4,211	4,266	1.3%		8.3%
Proportion of Lines in Service (%)	17.8%	19.5%	20.0%	0.5	p.p.	2.2	p.p.
ARPU Fixed Broadband (R$)	45.1	43.2	42.1	-2.5%		-6.7%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	31,835	36,112	36,613	1.4%		15.0%
Pre-Paid Plans	26,735	30,327	30,660	1.1%		14.7%
Post-Paid Plans	3,703	4,323	4,437	2.6%		19.8%
Oi Control	1,397	1,462	1,516	3.7%		8.5%
Oi Conta Total (‘000)**	1,249	1,449	1,453	0.3%		16.3%
3G Clients (‘000)	187	469	488	4.1%		161.0%
Market Share Oi (%) - Brazil	20.7%	20.8%	20.4%	-0.4	p.p.	-0.3	p.p.
Proportion of Net Additions in Brazil (%)	60.7%	16.5%	9.7%	-6.8	p.p.	-51.0	p.p.
Monthly Churn rate (%)	2.3%	3.2%	3.3%	0.1	p.p.	1.0	p.p.
ARPU Mobile (R$)	21.1	22.5	21.8	-3.1%		3.3%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000) ***	61	234	283	20.9%		363.9%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	57,660	61,850	62,247	0.6%		8.0%

*	Alternative plans include “Planos de Minutos,” “Plano Economia,” “Digitronco,” “PABX Virtual” and others.
**	Includes Oi Conta Total Professional
***	Includes users in DTH, launched in July 2009

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated Gross Revenue in 1Q10 was R$11,545 million, rising 2.7% compared to 1Q09 and slightly below that seen in 4Q09. Consolidated Net Debt in 1Q10 was R$7,462 million, stable when compared to 1Q09 and 4Q09.

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Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					%
R$ million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)	1Q09	1Q10
Wireline	8,927	8,908	8,842	-0.7	-1.0	79.4	76.6

Local (exc. - VC1)	3,289	3,274	3,244	-0.9	-1.4	29.3	28.1
Local Fixed-to-Mobile (VC1)	1,151	1,094	1,020	-6.8	-11.4	10.2	8.8
Long Distance FF + PCS	1,222	1,162	1,215	4.6	-0.6	10.9	10.5
LD Fixed-to-Mobile (VC2/3)	379	350	335	-4.3	-11.6	3.4	2.9
Network Usage	230	275	239	-13.1	3.9	2.0	2.1
Data	2,079	2,277	2,277	0.0	9.5	18.5	19.7
Public Phones	249	132	165	25.0	-33.7	2.2	1.4
Additional Services / Advanced Voice	328	344	347	0.9	5.8	2.9	3.0

Wireless	2,270	2,707	2,601	-3.9	14.6	20.2	22.5

Services	2,180	2,610	2,545	-2.5	16.7	19.4	22.0
Subscriptions	534	604	609	0.8	14.0	4.8	5.3
Outgoing Calls	863	1,006	948	-5.8	9.8	7.7	8.2
Domestic/Inter. Roaming	34	39	39	0.0	14.7	0.3	0.3
Network Usage	517	622	611	-1.8	18.2	4.6	5.3
Data / Value Added	233	339	338	-0.3	45.1	2.1	2.9
Handset Sales	89	96	56	-41.7	-37.1	0.8	0.5

Other Services*	45	72	101	40.3	124.4	0.4	0.9

Wireline - Gross	8,927	8,908	8,842	-0.7	-1.0	79.4	76.6
Wireless - Gross	2,270	2,707	2,601	-3.9	14.6	20.2	22.5
Other Services* - Gross	45	72	101	40.3	124.4	0.4	0.9

Total Gross Revenue	11,242	11,686	11,545	-1.2	2.7	100.0	100.0

Consolidated Net Revenue	7,487	7,539	7,462	-1.0	-0.3	100.0	100.0

Wireline - Net	5,983	5,734	5,659	-1.3	-5.4	79.9	75.8
Wireless - Net	1,466	1,769	1,726	-2.4	17.7	19.6	23.1
Other Services - Net	38	36	77	113.9	102.6	0.5	1.0

*	Pay TV and Paggo
**	Reclassification of “Oi bonus extra” from value added to outgoing calls.

Wireline Services:

Gross revenue from fixed services fell slightly compared with 1Q09 and 4Q09. It is worth noting that data transmission service revenue increased 9.5% on a year-over-year basis. During the quarter, another highlight was the rebound in the use of public telephony revenues, which rose 25.0%, and long-distance revenues, climbing 2.5%.

Local Service:

Fixed-to-Fixed (subscription, traffic, connection fee)	Revenue from fixed-to-fixed local service decreased 0.9% compared with 4Q09 due to lower traffic. Year over year, there was a 1.4% reduction due to a smaller lines in service base, partially offset by the readjustment in tariffs.

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Fixed-to-Mobile: (VC1)	Revenue from fixed-to-mobile local service fell 6.8% from 4Q09 and 11.4% compared with 1Q09. The fixed-to-mobile substitution trend, resulting from more aggressive traffic subsidy from mobile operators, was responsible for this behavior.

Long Distance Services FF + SMP + VC2 and VC3:

Revenue from long-distance services increased 2.5% quarter-over-quarter due to a rise in revenues related to mobile originated calls. Compared with 4Q09, the 3.2% fall occurred due to the reduction of the lines in service base and the subsequent lower traffic.

Remuneration for Network Usage:

Remuneration for network usage fell 13.1% quarter-over-quarter and rose 3.9% year over year. In 1Q10, R$111 million were eliminated in intercompany transactions. The annual growth was sparked mainly by the fact that during 2Q9 virtually all mobile operators started to include calls ending in fixed telephones in their minutes bonuses. The quarterly decline is primarily due to seasonality, and was mainly observed in Region II.

Data Communication Services:

Data revenue was stable quarter-over-quarter and rose 9.5% from the same period of last year. The “Oi Velox” broadband service keeps performing satisfactorily and its access expanded by 8.4% compared with March/09.

From 4Q09, gross revenue from data communication services started to be influenced by the integration of portfolios in Regions II and I, following the launch of Oi broadband offers in the Region II. Thus, unlike what used to happen in this Region, the gross revenues already consider the discounts. This influenced the quarterly analysis of gross revenues for this item; however, net revenue for this item is not affected by this accounting practice and grew 2.2% in the quarter.

Wireless Segment:

Gross revenue in the wireless segment fell 3.9% compared with 4Q09 and rose 14.6% year-over-year, ending 1Q10 at R$2,601 million. The quarterly decrease resulted mainly from a reduction in revenue from handset sales and outgoing calls.

Subscription revenue increased 0.8% from 4Q09 and 14.0% compared with 1Q09, resulting from greater minute packages in several plans, in addition to an expansion in the average post-paid user base.

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Revenues from outgoing calls decreased 5.8% in the quarter due to a reduction in the number of working days in 1Q10, partially offset by the increase of the product “Oi Bônus Extra” revenue, reclassified from value added to outgoing calls. This product aims to bolster ARPU growth for this customer. It allows customers to have part of their recharge balance exchanged for minutes packages that may be up to five times higher, to talk to another Oi mobile or to an Oi fixed phone. Compared with 1Q09, there was a 9.8% increase, influenced mainly by the higher user base and the “Oi Bonus Extra”.

Consolidated revenue from mobile network usage was mostly unchanged in the quarter and jumped 18.2% year-over-year, reaching R$611 million in 1Q10. The 12-month expansion of the customer base, mainly in Regions II and III, influenced this behavior. In addition, this revenue is positively influenced by the bonus offered by the wireless operators (on-net calls and calls to fixed phones), given that customers’ have available cash for off-net calls (to other mobile operators).

Revenue from “data/value added services” increased 45.1% year-over-year, influenced mainly by higher revenue from 3G and SMS services.

Due to the alignment of the mobile strategy in Regions I and II, and the introduction of sim card sales without subsidizing handsets in the prepaid segment, revenue from handset sales fell 41.7% and 37.1% compared with 4Q09 and 1Q09, respectively.

The ARPU in the wireless segment grew 3.3% year-over-year and decreased 3.1% quarter-over-quarter, ending 1Q10 at R$21.8. The increase in ARPU compared with 1Q09 reflects mainly the expansion of data revenue. Quarter-over-quarter, the reduction in revenue from outgoing calls, due to 1Q10 historically being a weaker quarter compared with 4Q09, had a negative influence over the ARPU.

3.2) Operating Expenses:

Operating expenses (excluding depreciation/amortization) totaled R$4,930 million in 1Q10, falling 10% quarter-over-quarter and 7% year-over-year. When compared with the recurring expenses in 1Q09 (R$5,110 million) and also with those in 4Q09 (R$5,169 million), 1Q10 expenses declined 3.5% and 4.6%, showing the positive effects of the synergy gains resulting from the integration of Oi and Brasil Telecom. This drop would be even higher if São Paulo had been excluded, as the costs related to that Region were significantly lower in 1Q09 as compared to 1Q10.

The main expenses that affected the reduction when compared with 1Q09 and 4Q09 were COGS, third-party services and personnel, partially offset by an increase in interconnection. In addition, spending on marketing fell from 4Q09; provision for bad debt fell compared with 1Q09, in spite of an increase quarter over quarter.

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Table 4 – Breakdown of Operating Expenses

Item - R$ million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)
Interconnection	1,321	1,341	1,354	1.0	2.5
Personnel	494	445	391	-12.1	-20.9
Materials	97	97	77	-20.6	-20.6
Handset Costs/Other (COGS)*	194	115	41	-64.3	-78.9
Third-Party Services	1,852	2,258	1,827	-19.1	-1.3
Marketing	129	221	124	-43.9	-3.9
Rent and Insurance	389	396	360	-9.1	-7.5
Provision for Bad Debts	398	253	305	20.6	-23.4
Other Operating Expenses (Revenue), Net	421	348	451	29.6	7.1

TOTAL	5,295	5,474	4,930	-9.9	-6.9

*	Others: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

Interconnection:

Interconnection costs totaled R$1,354 thousand in 1Q10, rising 1.0% in the quarter and 2.5% year-over-year, influenced by an increase in traffic. It must be stressed that this expense benefits from the integration process of Oi x BrT, which insourced transactions that used to be conducted outside of the company, with other telecom service providers.

Personnel:

Spending on personnel fell year-over-year by 20.9% and 12.1% quarter-over-quarter. It must be noted that in 1Q09 it was negatively impacted by the layoffs stemming from the integration process with BrT by R$28 million. Even not considering such non-recurring effect, the reduction in this item would have been 16.1% in 12 months, mainly influenced by the synergy gains from the merger.

Handset Costs and Others (COGS):

Handset costs and others (COGS) totaled R$41 million in 1Q10, decreasing 64.3% from 1Q09 and 78.9% from 4Q09. We highlight that these quarters were influenced by non-recurring expenses amounting to R$90 million (1Q09) and R$29 million (4Q09). It must be noted that Christmas led to an increase in handset sales in 4Q09, making for a higher cost.

The decision of reproducing in Region II the strategy of subsidizing only the post-paid handsets sold to the corporate segment, as well as the sale of just sim cards in the prepaid segment, contributed to reduce the acquisition cost for clients and COGS, as a result.

Third-Party Services:

Spending on third-party services decreased 19.1% compared with 4Q09 and rose 1.3% from 1Q09, totaling R$1,827 in 1Q10. The fourth quarter of 2009 had a R$36 million impact due to non-recurring expenses from moving Call Center positions. In addition, spending on sales commissions, consulting and legal counseling were all reduced.

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It must be stressed that the new contracts covering plant maintenance affect the comparison between 1Q10 and 1Q09. Although there was an increase in the “plant maintenance” item, these contracts already include other expenses such as cleaning, conservation, personnel and security. As a consequence, the maintenance contracts amounted to good savings for the company.

Marketing:

Spending on marketing decreased 43.9% from the previous quarter and 3.9% year-over-year. The reduction from 4Q09 stems mainly from higher spending on the production and creation of campaigns and promotions in that quarter, most of which related Christmas.

Provision for Bad Debt:

The provision for bad debt fell 23.4% year-over-year and increased 20.6% quarter-over-year. The annual reduction results mainly from the fragile macroeconomic moment that the country faced. The increase during the quarter stems from the trend of increasing the provision, normally every year in the 1st quarter, this time concentrated in the fixed segment. The provision for bad debt accounted for 2.6% of gross revenue in 1T10 (2.2% in 4Q09 and 3.5% in 1T09).

Other Operating Expenses (Income):

Other operating expenses (income) rose quarter-over-quarter due to reversal of part of the contingencies, which took place in 4Q09, as well as lower profit sharing in the same period.

It must be noted that the 1Q10 result was affected by civil contingencies related to the Expansion Plans (PEX) of R$80 million, due to new processes.

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3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – EBITDA and EBITDA Margin

TNL Consolidated	1Q09*	4Q09*	1Q10	QoQ		YoY
EBITDA (R$ Mn)	2,377	2,370	2,532	6.8%		6.5%
EBITDA Margin (%)	31.7%	31.4%	33.9%	2.5	p.p.	2.2	p.p.

TMAR Consolidated	1Q09*	4Q09*	1Q10	QoQ		YoY
EBITDA (R$ Mn)	2,389	2,392	2,543	6.3%		6.4%
EBITDA Margin (%)	32.0%	31.8%	34.1%	2.3	p.p.	2.1	p.p.

BrTO Consolidated	1Q09*	4Q09*	1Q10	QoQ		YoY
EBITDA (R$ Mn)	917	1,093	867	-20.7%		-5.5%
EBITDA Margin (%)	32.7%	41.1%	32.9%	-8.2	p.p.	0.2	p.p.

*	EBITDA and EBITDA margin in 1Q09 and 4Q09 are recurring.

Consolidated EBITDA reached R$2,532 million in 1Q10, with a 33.9% margin. This result amounts to a 6.5% increase from the recurring EBITDA of 1Q09 and up 6.8% from the previous quarter. Such a performance reflects lower costs in 1Q10 as a result of gains from the combined operations of Oi and Brasil Telecom, as well as better results in São Paulo.

TNL PCS, the mobile services operator in Regions I and III, reached a R$752 million EBITDA in 1Q10, growing R$295 million, or 64.5% compared with 4Q09. The EBITDA margin of 37.6% represents an increase of 14.8 percentage points in the period.

Net Financial Income (Expenses):

Net consolidated financial expenses totaled R$574 million in 1Q10, decreasing 20.5% in the quarter and 8.9% year-over-year. The quarter was impacted by the reduction of other financial expenses, mainly due to the adjustment in 4Q09 related to the adherence to PAES.

The year-over-year reduction in financial expenses is basically explained by the adverse situation in the macroeconomic scenario at the end of 2008, that resulted in higher debt costs in 1Q09, partially offset by a decrease in revenue from interest on cash investments due to less cash invested in that quarter.

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Table 6 – Net Financial Income (Expenses)

R$ Million	1Q09	4Q09	1Q10	QoQ	YoY
Financial Income	407	384	362	-5.7%	-11.1%
Interest on financial investments	205	199	161	-19.1%	-21.5%
Other financial income	203	186	201	8.1%	-1.0%
Financial Expenses	(1,037)	(1,106)	(936)	-15.4%	-9.7%
Interest on loans and financing	(625)	(597)	(582)	-2.5%	-6.9%
Foreign exchange effect on loans and financing	(85)	(75)	(65)	-13.3%	-23.5%
Other Financial Expenses	(328)	(434)	(289)	-33.4%	-11.9%
Net Financial Income (Expenses)	(630)	(722)	(574)	-20.5%	-8.9%

*	Net of foreign exchange hedge result

Depreciation/Amortization:

The consolidated expense from depreciation and amortization totaled R$1,123 million in 1Q10, falling 24.2% in the quarter and 14.0% year-over-year.

The reduction stems from the appraisal of the economic service life of the fixed assets, which was done by a specialist company to standardize the rates of life of the assets after the acquisition of BrT, according to ICPC 10, which is reflected in the result since January 1, 2010, as the report was approved in December 2009 by the Company’s Board of Directors.

Table 7 – Depreciation and Amortization

R$ million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)
Fixed Line / TNL	934	1,097	834	-24.0	-10.7

Depreciation	868	859	640	-25.5	-26.3
Amortization of Goodwill	67	238	193	-18.9	188.1

Mobile Business	372	385	289	-24.9	-22.3

Depreciation	293	306	210	-31.4	-28.3
License/Deferred Amortization	78	79	79	0.0	1.3

Total	1,306	1,482	1,123	-24.2	-14.0

Net Earnings:

The company reported net earnings of R$496 million in 1Q10, a reversal of 4Q09 losses and significantly above 1Q09. The better operating performance (boosted basically by a reduction in operating expenses), lower financial expenses, as well as depreciation and amortization, contributed to the favorable evolution of the company’s results.

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Table 8 – Net Earnings

TNL Consolidated	1Q09	4Q09	1Q10
Net Earnings (R$ Mn)	11	-365	496
Net Margin	0.1%	-4.8%	6.6%
Earnings per Share (R$)	0.028	-0.954	1.297
Earnings per ADR (US$)	0.016	-0.549	0.712

TMAR Consolidated	1Q09	4Q09	1Q10
Net Earnings (R$ Mn)	2	-485	588
Net Margin	0.0%	-6.5%	7.9%
Earnings per Share (R$)	0.010	-2.036	2.467

BrTO Consolidated	1Q09	4Q09	1Q10
Net Earnings (R$ Mn)	-80	116	300
Net Margin	-2.8%	4.4%	11.4%

4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Consolidated net debt fell R$619 million in the first quarter of 2010, ending at R$21,170 million. The Net Debt to LTM Recurring EBITDA ratio stood at 2.1. Gross debt totaled R$29,939 million in March 2010, stable related to the previous quarter.

Debt in foreign currencies accounted for 19.6% of the total debt at the end of March 2010. However, as a result of several currency hedging operations, the exposure to consolidated foreign currency fluctuations was just 1.0% of the total gross debt (US$173 million or R$308 million). We highlight that debt payments through March 2012 are covered by hedge payments and financial investments in dollars.

In the first quarter of 2010, the effective debt cost including hedging operations equaled 100.5% of the CDI rate.

Table 9 – Debt – TNL Consolidated

R$ million	Mar-09	Dec-09	Mar-10	% Gross Debt
Short Term	5,919	8,552	10,119	33.8%
Long Term	19,952	21,366	19,820	66.2%

Total Debt	25,872	29,918	29,939	100.0%

In Local Currency	21,127	24,137	24,062	80.4%
In Foreign Currency	4,053	4,689	5,080	17.0%
Swaps	692	1,092	797	2.7%

(-) Cash	(6,676)	(8,029)	(8,669)	29.0%

(=) Net Debt	19,196	21,889	21,270	71.0%

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Table 10 – Debt – TMAR Consolidated

R$ million	Mar-09	Dec-09	Mar-10	% Gross Debt
Short Term	5,560	8,325	10,022	33.9%
Long Term	20,201	21,731	19,579	66.1%

Total Debt	25,761	30,056	29,601	100.0%

In Local Currency	21,790	24,784	24,023	81.2%
In Foreign Currency	3,458	4,314	4,809	16.2%
Swaps	514	958	769	2.6%

(-) Cash	(6,137)	(7,627)	(8,275)	28.0%

(=) Net Debt	19,624	22,429	21,326	72.0%

Table 11 – Debt – BrTO Consolidated

R$ million	Mar-09	Dec-09	Mar-10	% Gross Debt
Short Term	921	1,003	972	22.2%
Long Term	3,983	3,637	3,415	77.8%

Total Debt	4,904	4,641	4,387	100.0%

In Local Currency	4,019	3,919	3,780	86.2%
In Foreign Currency	678	523	473	10.8%
Swaps	208	198	134	3.0%

(-) Cash	(1,603)	(2,100)	(2,337)	53.3%

(=) Net Debt	3,301	2,541	2,050	46.7%

The schedule for the amortization of long-term consolidated gross debt is shown in the table below:

Table 12- Schedule for the Amortization of Long-Term Consolidated Gross Debt

(R$ million)	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	7,517	6,449	5,047	4,041	2,689	4,196	29,939
Foreign Currency Amortization	907	1,394	483	634	698	1,761	5,877
Local Currency Amortization	6,610	5,055	4,564	3,407	1,991	2,435	24,062

4.2) CAPITAL EXPENDITURE:

Consolidated capital expenditure totaled R$372 million in 1Q10, accounting for approximately 5.0% of consolidated net revenue, and 78.2% were directed to growing businesses (41.9% in data and 36.3% in the mobile segment).

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In wireline, the capex was concentrated, basically, in digital inclusion schools, in expansion of Oi Velox (fixed broadband) and in data package offers for corporate clients. In wireless, the allocation focused on continuing the coverage expansion, especially in Region III and II.

It must be noted that the concentration of capital expenditure in 4Q09 (R$1.9 billion or 38% of the year’s total) allowed the company to have less capex in 1Q10 without affecting the group’s offers. The accumulated capex in the last 12 months ended in March/10 was R$4.6 billion.

Table 13 – Capital Expenditure

R$ million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)
Wireline	521	959	237	-75.3	-54.5

Growth & Quality	230	404	82	-79.7	-64.3
Data / Communic. Systems / Other	291	556	156	-71.9	-46.4

Wireless	384	977	135	-86.2	-64.8

Expansion and Quality	384	977	135	-86.2	-64.8

TOTAL	905	1,936	372	-80.8	-58.9

4.3) Consolidated Cash Flow:

Operating cash generation in the first quarter of 2010 added R$2,142 million and was directed mainly to the company’s capital expenditure. In the period, the resources were invested in investment activities, basically: cash investments (R$648) and CAPEX disbursement (R$1,119).

Table 14 – Cash Flow: Indirect Cash Flow Statement

R$ Million	1Q10
Earnings Befores Taxes	839

Result Items that do not affect the Cash Balance	2,492
Changes to Shareholder’s Equity	(698)
Cash Balance from Operations*	(490)

Operating cash generation	2,142

Cash balance invested in capital expenditure	(1,844)

Cash flow net of capital expenditure	298

Cash balance invested in financing activities	(307)

Cash flow net of capital expenditure	(9)

Initial cash balance	6,206

Final cash balance	6,197

* Financial charges, income tax, minority interests, dividends and interest on capital, surplus reserve and treasury shares.

Please, note: Starting this quarter, an Excel spreadsheet with the most relevant information from the Press Release will be available at the company’s investor relations’ website in the session “About the Company / The Company in numbers”.

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5) ADDITIONAL INFORMATION:

5.1) Corporate Restructuring

a) New Exchange Ratio Proposed Within the Process of Simplifying the Corporate Structure:

On March 25, 2010, TMAR’s Board of Directors analyzed and approved the proposal for new Exchange ratios within the process of incorporating BrT shares into Coari and from this company into TMAR. The new proposed exchange ratios were adjusted to reflect changes in the provision for civil legal contingencies of Brasil Telecom S.A. (“BrT”) related to demands linked to the rights of holders of Expansion Plans, in the gross amount of R$2,326 million.

The company hired the investment bank Credit Suisse to measure the new Exchange ratios including such effects. The adjustment simulated the prices of both companies’ stocks in case the contingencies had been booked on BrT’s balance sheet and income statement before the Material Fact when the intention to purchase that company was announced (April 25, 2008).

Credit Suisse’s evaluation recommended the new Exchange ratios of 0.3955 common share of TMAR for each common share of BrT and of 0.2191 class C preferred share of TMAR for each preferred share of BrT.

The new exchange ratios were also submitted to BrT’s Board of Directors, on the condition that they will be approved in an Extraordinary General Meeting by the non-controlling shareholders holding common and preferred shares of BrT.

In order to obtain the Complete Material Fact that announced the new Exchange ratios, click the link below:

http://www.mzweb.com.br/oi/web/arquivos/2010.03.25_Material_Fact_New_Exchange_Ratio.pdf

B) Extraordinary General Meeting of BrT to Vote New Exchange Ratio

On May 3, 2010, Brasil Telecom S.A. (BrT) called an Extraordinary General Meeting, to take place on June 16, 2010, whose goal will be to deliberate on the proposed exchange ratios for BrT and Telemar Norte Leste S.A. (TMAR) shares, which will be used at the final stage of the corporate reorganization involving the Company.

In case most of the non-controlling shareholders at the Extraordinary General Meeting vote in favor of the proposed exchange ratio, the company will continue the corporate restructuring process, incorporating the shares of BrT into Coari, and then incorporating Coari into TMAR. However, if the majority chooses not to approve the new ratio, the current ownership structure will be maintained. As a result, BrT will remain as TMAR’s subsidiary with about 49% of its capital) and its shares will continue to be traded on the São Paulo and New York stock exchanges (the latter via ADR).

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For more details, read the Call for the Extraordinary General Meeting by clicking on the link below:

http://www.mzweb.com.br/oi/web/arquivos/BRTO_PropostaAGE_20100503_eng.pdf

5.2) Issuance of Debentures

On May 03, 2010, TMAR began to offer non-convertible debentures in the amount of up to R$2,250 million (225,000 debentures). The first series (175,397 debentures) is due in four years, maturing on April 15, 2014 and paying CDI + 1.20% p.a. The second series (49,603 debentures) is due in 10 years, maturing on April 15, 2020 and paying IPCA inflation + 7.98%.

5.3) Dividends – TNL

The Extraordinary General Meeting of TNL, taken place on April 16, 2010, approved the proposal to pay extraordinary dividends in the amount of R$1,199,978,169.66, equaling R$3.1369 per common and preferred shares, to be paid on a date to be informed by the Company.

The shares started to be negotiated net of dividends on April 19, 2010.

5.4) Oi – Launch of Products and Service

With the start of mobile operations in São Paulo and the acquisition of Brasil Telecom, Oi has been working for its products and offers to have a single, nationwide approach. This strategy has been part of a process that started in 2009 with the introduction of the “Oi” brand in Region II. The company is implementing a step in this direction every quarter. Moving ahead, during 2010 two additional and important steps were initiated: the launch of the Corporate portfolio in Region II, as well as the launch of a nationwide Mother’s Day marketing campaign for the first time ever at the Company.

a) Launch of corporate products in Region II

In March 2010, Oi launched its corporate product portfolio in Region II. This portfolio allows the company to have nationwide mobile offers for this segment of clients, aiming to attract large corporate customers that operate in the whole of Brazil. The company offers solutions to four sub-segments: Government, Finance, Industry and Trade & Services. Also in the second quarter of 2010, the company should launch a new portfolio for the Business segment, significantly improving the competitiveness of the current offers of the group in Region II (where the old BrT offers were present).

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b) Launch of nationwide Mothers Day marketing campaign

For the first time at the Company, it was possible to launch a nationwide marketing campaign for Mother’s Day. The goal was to reach the whole country with the same language and the same “hook” – up to R$900 per month bonus on Oi Cartão for on-net calls (for Oi Fixed or Oi Mobile). The client only needs to make the minimum recharge as demanded by the promotion every month. After adhering to the offer, it is valid for six months.

The bonus depends on the recharge, which varied between R$10 and R$35, according to where the customer is. The bonus can be used in SMS and, depending on where the customer is, on long distance calls.

5.5) New Board Members

At the Ordinary General Meetings of Oi companies in April, the following Members of the Boards of Directors and Statutory Audit Committees were approved:

TNL - Board of Directors (term through 2013)
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati
Pedro Jereissati	Cristiano Yazbek Pereira
Otávio Marques de Azevedo	Lúcio Otávio Ferreira
Fernando Magalhães Portella	Carlos Jereissati
Ivan Ribeiro de Oliveira	Luiz Otávio Mourão
Marcel Cecchi Vieira	João José de Araújo Pereira Pavel
Julio Cesar Maciel Ramundo	Joaquim Dias de Castro
Fábio de Oliveira Moser	Ricardo Ferraz Torres

TNL - Statutory Audit Committee (term through 2011)
Effective	Substitute
Sergio Bernstein (President)	Sidnei Nunes
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Ary Joel de Abreu Lanzarin	Dílson de Lima Ferreira Júnior
Fernando Linhares Filho	Aparecido Carlos Correia Galdino

TMAR - Board of Directors (term through 2011)
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
João de Deus Pinheiro de Macêdo	Otávio Marques de Azevedo
Eurico de Jesus Teles Neto	Alex Waldemar Zornig
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
João Carlos de Almeida Gaspar (Preferred)	Claudio José Carvalho de Andrade (Preferred)

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TMAR - Statutory Audit Committee (term through 2011)
Effective	Substitute
Sergio Bernstein (President)	Sidnei Nunes
Fernando Linhares Filho	Dênis Kleber Gomide Leite
Marcos Duarte Santos	Carlos Eduardo Parente de Oliveira Alves

BRTO - Board of Directors (term through 2011)
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	Maxim Medvedovskiy
João de Deus Pinheiro de Macedo (vice-president)	Pedro Jereissati
Eurico de Jesus Teles Neto	Otávio Marques de Azevedo
José Augusto da Gama Figueira	João José de Araújo Pereira Pavel
Antônio Cardoso dos Santos

BRTO - Statutory Audit Committee (term through 2011)
Effective	Substitute
Allan Kardec de Melo Ferreira (President)	Dênis Kleber Gomide Leite
Aparecido Carlos Correia Galdino	Sidnei Nunes
Eder Carvalho Magalhães	Sérgio Bernstein
Marcos Duarte Santos	Carlos Eduardo Parente de Oliveira Alves

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Appendix

Cost and expenses mix -TNLP Consolidated

COST AND EXPENSES
Item - R$ million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)
Interconnection	1,321	1,341	1,354	1.0	2.5
Personnel	494	445	391	-12.1	-20.9
Materials	97	97	77	-20.6	-20.6
Handset Costs/Other (COGS)*	194	115	41	-64.3	-78.9
Third-Party Services	1,852	2,258	1,827	-19.1	-1.3
Marketing	129	221	124	-43.9	-3.9
Rent and Insurance	389	396	360	-9.1	-7.5
Provision for Bad Debts	398	253	305	20.6	-23.4
Other Operating Expenses (Revenue), Net	421	348	451	29.6	7.1

TOTAL	5,295	5,474	4,930	-9.9	-6.9

Interconnection	1,321	1,341	1,354	1.0	2.5

Handset Costs	194	115	41	-64.3	-78.9

Cost of Services	1,552	1,672	1,470	-12.1	-5.3

Personnel	183	163	143	-12.3	-21.9
Third-Party Services	855	1,011	856	-15.3	0.1
Materials	90	85	71	-16.5	-21.1
Rent and Insurance	334	312	294	-5.8	-12.0
Anatel Concession Contract	24	44	40	-9.1	66.7
Other	67	56	66	17.9	-1.5

Selling Expenses	1,347	1,374	1,204	-12.4	-10.6

Personnel	128	98	88	-10.2	-31.3
Third-Party Services	647	859	657	-23.5	1.5
Marketing	129	221	124	-43.9	-3.9
Materials	4	8	3	-62.5	-25.0
Rent and Insurance	4	4	2	-50.0	-50.0
Other	38	(69)	25	136.2	-34.2
Provisions for Bad Debts and Receivable write-off	398	253	305	20.6	-23.4

General and Administrative Expenses	599	635	553	-12.9	-7.7

Personnel	183	185	160	-13.5	-12.6
Third-Party Services	351	389	314	-19.3	-10.5
Materials	3	4	3	-25.0	0.0
Rent and Insurance	51	79	64	-19.0	25.5
Other	10	(22)	13	159.1	30.0

Other Operating Expenses (Revenue), Net	282	338	308	-8.9	9.2

Note: Reclassification between Third-Party Services and Other Expenses. (Rec.) Operating in 1Q09 and 4Q09

Item - R$ Million	1Q09	4Q09	1Q10	QoQ (%)	YoY (%)
Network Maintenance (COS - Cost of Services)	583	673	663	-1.5	13.7
Sales Commissions and Expenses (Selling Exp.)	252	359	293	-18.4	16.3
Postage and Collection (Selling Exp.)	145	161	142	-11.8	-2.1
Electricity (COS / G&A)	137	156	142	-9.0	3.6
Data Processing (COS / G&A)	118	150	126	-16.0	6.8
Call Center Operations (Selling Exp.)	162	214	183	-14.5	13.0
Consulting and Legal Services (COS / G&A)	152	175	110	-37.1	-27.6
Printing and Clearing (Selling Exp.)	28	24	24	0.0	-14.3
Others	275	346	144	-58.4	-47.6

Total	1,852	2,258	1,827	-19.1	-1.3

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6) FINANCIAL STATEMENTS

6.1) Tele Norte Leste Participações - TNLP Consolidated

R$ Million

Income Statement	1Q09	4Q09	1Q10
Wireline Services Revenues	8,926.9	8,907.7	8,842.3

Local Services	4,440.5	4,367.8	4,264.0

Subscription Charges	2,762.3	2,694.3	2,777.2
Local Traffic	505.8	540.5	424.2
Installation Fees	18.6	33.5	41.2
Collect Calls	1.6	1.4	0.8
Other Local Revenues	0.7	4.4	0.7
Fixed-to-Mobile (VC1)	1,151.5	1,093.6	1,019.8
Long Distance	1,600.4	1,511.8	1,550.3

Intra-State	703.2	671.0	689.1
Inter-State	144.9	130.2	129.0
Inter-Regional	352.2	341.4	378.1
International	21.6	19.1	19.2
Fixed-to-Mobile (VC2 and VC3)	378.6	350.1	334.9
Advanced Voice	80.6	73.2	96.0

Public Telephones	249.1	132.4	164.7

Additional Services	247.1	270.8	251.4

Network Usage Remuneration	229.8	275.1	239.1

Data Transmission Services	2,079.3	2,276.6	2,276.8

ADSL (Velox)	1,097.7	1,320.8	1,275.5
Leased Lines (EILD)	239.2	204.1	246.4
Leased Lines (SLDD/SLDA)	150.3	150.0	126.1
IP Services	238.8	252.4	310.8
Packet switch and frame relay	104.9	96.5	95.5
Other Data Services	248.5	252.8	222.7

Wireless Services Revenues	2,269.6	2,706.7	2,601.3

Subscription Charges	534.0	604.0	608.5
Outgoing Calls	862.6	1,005.9	948.3
Domestic/International Roaming	34.4	39.3	39.4
Network Usage Remuneration	516.6	622.4	611.1
Data / Value Added Services	232.6	338.6	337.6
Handset Sales	89.5	96.4	56.3

Other Services	45.4	71.5	101.0

Gross Operating Revenue	11,241.9	11,686.0	11,544.6

Taxes and Deductions	(3,754.7)	(4,147.0)	(4,082.8)

Net Operating Revenue	7,487.2	7,538.9	7,461.8

Operating Expenses	(5,295.3)	(5,473.8)	(4,930.1)
Cost of Services	(1,552.0)	(1,671.6)	(1,470.0)
Cost of Goods Sold	(194.0)	(115.2)	(41.4)
Interconnection Costs	(1,321.4)	(1,340.8)	(1,353.9)
Selling Expenses	(1,347.4)	(1,373.7)	(1,203.7)
General and Administrative Expenses	(598.6)	(634.6)	(553.0)
Other Operating (Expenses) Revenue, net	(281.8)	(337.9)	(308.1)

EBITDA	2,191.9	2,065.1	2,531.7

Margin %	29.3%	27.4%	33.9%
Depreciation and Amortization	(1,305.9)	(1,482.5)	(1,122.7)

EBIT	885.9	582.7	1,409.0

Equity Accounting	(1.1)	4.2	3.5
Financial Expenses	(1,037.5)	(1,106.1)	(935.9)
Financial Income	407.4	384.2	362.2

Income Before Tax and Social Contribution	254.7	(135.1)	838.8

Income Tax and Social Contribution	(91.1)	(258.2)	(83.4)
Minority Interest	(152.8)	28.3	(259.5)

Net Income	10.8	(365.0)	496.0

Margin %	0.1%	-4.8%	6.6%
Outstanding Shares - Thousand (exc.-treasury)	382,289	382,523	382,536
Income per share (R$)	0.028	(0.954)	1.297
Income per ADR (US$)	0.016	(0.549)	0.712

05/13/ 2010	www.oi.com.br/ir	23

6.1) Tele Norte Leste Participações - TNLP Consolidated (Continued)

R$ Million

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL ASSETS	56,856	60,925	61,216

Current	18,736	18,386	19,333
Cash	5,676	6,206	6,197
Financial investments	976	1,819	2,464
Accounts Receivable	6,078	5,942	5,925
Recoverable Taxes	3,455	2,510	2,692
Inventories	182	163	142
Assets in Escrow	1,103	855	649
Other Current Assets	1,266	891	1,264

Non-Current Assets	38,120	42,540	41,883

Long Term	8,134	8,439	8,533
Recoverable and Deferred Taxe	3,965	5,332	5,050
Accounts Receivable	23	5	8
Assets in Escrow	3,588	2,590	2,995
Other	558	511	479

Investments	55	55	55
Property Plant and Equipment	20,048	22,470	22,016
Intagible Assets	9,543	11,305	11,031
Deferred Assets	340	272	249

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL LIABILITIES	56,856	60,925	61,216

Current	15,067	16,921	17,843
Suppliers	3,112	4,370	3,812
Loans and Financing	5,919	8,552	10,119
Payroll and Related Accruals	452	362	367
Pension Fund Provision	43	105	21
Payable Taxes	2,133	1,660	1,707
Dividends Payable	1,937	361	360
Other Accounts Payable	1,470	1,510	1,457

Non-Current Liabilities	26,944	28,653	27,264

Long Term	26,944	28,653	27,264
Loans and Financing	19,952	21,366	19,820
Payable and Deferred Taxes	575	1,570	1,672
Contingency Provisions	3,465	3,214	3,256
Pension Fund Provision	607	575	575
Outstanding authorizations	1,525	1,517	1,553
Other Accounts Payable	819	410	387

Minority Interest	6,438	7,357	7,617

Shareholders’ Equity	8,406	7,994	8,491
Capital Stock	5,449	5,449	5,449
Capital Reserve	40	42	43
Surplus Reserve	3,276	2,862	2,862
Treasury shares	(369)	(359)	(358)
Retained Earnings	11	0	496

05/13/ 2010	www.oi.com.br/ir	24

6.1) Tele Norte Leste Participações - TNLP Consolidated (Continued)

R$ Million

Free Cash Flow	1Q10
Earnings (loss) before taxes - (A)	839

Result items that do not affect the Cash Balance	2,492

Financial charges	782
Depreciation/amortization	1,100
Losses on accounts receivable	305
Provisions for legal contingencies	242
Provision for pension funds	3
Amortization of deferred assets	23
Equity adjustment	(3)
Remaining value from written-off fixed asset	20
Provision/reversal of losses on assets that have been shut down	(4)
Monetary correction of the Tax Refinancing Program	25

(C) = (A) - (B)	3,331

Changes to Operating Assets	(467)

Accounts receivable	(288)
Amounts receivable	(6)
Deferred and recoverable taxes	136
Prepaid expenses	(268)
Inventory	21
Other assets	(63)

Changes to Operating Liabilities	(232)

Suppliers	206
Payroll, taxes and social benefits	5
Provision for Pension Funds	(86)
Taxes payable and deferred	254
Tax Refinancing Program	(65)
Provisions for legal contingencies	(464)
Other liabilities	(82)

Cash Balance from Operations	(489)

Financial charges	(335)
Income tax and social contribution	(156)
Minority Interests	1
Treasury stock	1

Operating Cash Generation	2,142

Investment cash flow	(1,844)

Short-term investment	(648)
Acquisitions of fixed/intangible assets	(1,119)
Assets in escrow	(77)

Cash Flow net of Capital Expenditure	298

Financing activity cash flow	(307)

Borrowings	523
Payments of loans and debentures	(828)
Payment of dividend and interest on capital	(1)

Cash flow net of Financings	(9)

Net increase (reduction) of cash and equivalent	1,992

Cash and equivalent at the start of period	6,206

Cash and equivalent at the end of period	6,197

05/13/2010	www.oi.com.br/ir	25

6.2) Telemar Norte Leste - TMAR Consolidated

R$ Million

Income Statement	1Q09	4Q09	1Q10
Wireline Services Revenues	8,927.9	8,908.4	8,842.1

Local Services	4,440.5	4,367.8	4,264.0

Subscription Charges	2,762.3	2,694.3	2,777.2
Local Traffic	505.8	540.5	424.2
Installation Fees	18.6	33.5	41.2
Collect Calls	1.6	1.4	0.8
Other Local Revenues	0.7	4.4	0.7
Fixed-to-Mobile (VC1)	1,151.5	1,093.6	1,019.8
Long Distance	1,600.4	1,511.8	1,550.3

Intra-State	703.2	671.0	689.1
Inter-State	144.9	130.2	129.0
Inter-Regional	352.2	341.4	378.1
International	21.6	19.1	19.2
Fixed-to-Mobile (VC2 and VC3)	378.6	350.1	334.9
Advanced Voice	80.6	73.2	96.0

Public Telephones	249.1	132.4	164.7

Additional Services	247.1	270.8	251.4

Network Usage Remuneration	229.8	275.1	239.1

Data Transmission Services	2,080.2	2,277.2	2,276.6

Wireless Services Revenues	2,257.0	2,706.7	2,601.3

Subscription Charges	534.0	604.0	608.5
Outgoing Calls	862.6	1,055.5	948.3
Domestic/International Roaming	34.4	39.2	39.4
Network Usage Remuneration	516.6	622.4	611.1
Data / Value Added Services	220.0	289.1	337.6
Handset Sales	89.5	96.4	56.3

Other Services	34.3	45.0	76.1

Gross Operating Revenue	11,219.2	11,660.1	11,519.5

Taxes and Deductions	(3,749.7)	(4,138.0)	(4,074.1)

Net Operating Revenue	7,469.4	7,522.1	7,445.4

Operating Expenses	(5,265.2)	(5,435.0)	(4,902.9)
Cost of Services Provided	(1,538.9)	(1,657.8)	(1,455.8)
Cost of Goods Sold	(194.0)	(115.2)	(41.4)
Interconnection Costs	(1,321.4)	(1,340.8)	(1,353.9)
Selling Expenses	(1,276.3)	(1,563.6)	(1,198.6)
General and Administrative Expenses	(655.9)	(432.2)	(546.1)
Other Operting (Expenses) Revenue, net	(278.6)	(325.3)	(307.1)

EBITDA	2,204.2	2,087.1	2,542.5

Margin %	29.5%	27.7%	34.1%
Depreciation and Amortization	(1,313.6)	(1,490.3)	(1,131.3)

EBIT	890.6	596.9	1,411.2

Equity Accounting	(4.8)	1.2	0.4
Financial Expenses	(1,046.4)	(1,163.8)	(985.5)
Financial Income	401.0	380.6	394.9

Income Before Tax and Social Contribution	240.5	(185.2)	821.0

Income Tax and Social Contribution	(85.8)	(241.1)	(79.4)
Minority Interest	(152.3)	(59.1)	(153.6)

Net Income	2.4	(485.3)	588.0

Margin %	0.0%	-6.5%	7.9%
Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,391
Income per share (R$)	0.010	(2.036)	2.467

05/13/ 2010	www.oi.com.br/ir	26

6.2) Telemar Norte Leste - TMAR Consolidated (Continued)

R$ Million

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL ASSETS	56,302	60,447	60,273

Current	17,896	17,688	18,645
Cash	5,140	5,804	5,804
Financial investments	975	1,817	2,462
Accounts Receivable	6,082	5,959	5,948
Recoverable and Deferred Taxes	3,155	2,206	2,387
Inventories	182	162	141
Assets in Escrow	1,103	855	649
Other Current Assets	1,260	885	1,255

Non-Current Assets	38,406	42,758	41,627

Long Term	8,380	8,677	8,306
Recoverable and Deferred Taxes	3,772	5,130	4,852
Financial investments	23	5	8
Assets in Escrow	3,579	2,577	2,982
Other	1,006	965	464

Investments	47	47	47
Property Plant and Equipment	20,197	22,561	22,094
Intagible Assets	9,470	11,227	10,955
Deferred	312	247	225

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL LIABILITIES	56,302	60,446	60,273

Current	14,657	16,547	17,614
Suppliers	3,108	4,361	3,807
Loans and Financing	5,560	8,325	10,022
Payroll and Related Accruals	448	360	364
Pension fund Provision	43	105	21
Payable Taxes	2,116	1,642	1,682
Dividends Payable	1,908	225	224
Other Accounts Payable	1,473	1,530	1,493

Non-Current Liabilities	27,012	28,811	26,825

Long Term	27,012	28,811	26,825
Loans and Financing	20,201	21,731	19,579
Payable Taxes	462	1,435	1,543
Contingency Provisions	3,467	3,214	3,255
Pension fund Provision	607	575	575
Outstanding authorizations	1,525	1,517	1,553
Other Accounts Payable	749	340	319

Minority Interest	4,639	5,660	5,814

Shareholders’ Equity	9,994	9,429	10,020
Capital Stock	7,419	7,434	7,434
Capital Reserve	2,206	2,012	2,015
Treasury shares	(17)	(17)	(17)
Surplus Reserve	383	0	0
Retained Earnings	3	0	588

05/13/2010	www.oi.com.br/ir	27

6.3) TNL PCS – Oi

R$ Million

Income Statement	1Q09	4Q09	1Q10
Wireless Services Revenues	2,112.0	2,687.7	2,660.9
Subscription	417.1	489.7	498.6
Outgoing Calls	680.0	851.7	815.7
Domestic/Internacional Roaming	30.1	30.6	33.3
Network Usage Remuneration	757.0	994.9	994.3
Data / Value Added	166.2	255.0	274.5
Other SMP Services	0.0	0.3	0.2
Handset Sales	61.7	65.4	44.2
LD/Advanced Voice Service/Network Revenues	113.9	125.3	138.7

Gross Operating Revenue	2,225.9	2,813.0	2,799.6

Taxes and Deductions	(653.2)	(808.4)	(798.5)

Net Operating Revenue	1,572.7	2,004.6	2,001.1

Operating Expenses	(1,283.1)	(1,547.6)	(1,249.5)
Cost of Services Provided	(345.8)	(396.6)	(377.6)
Cost of Goods Sold	(148.1)	(79.4)	(22.9)
Interconnection Costs	(358.5)	(390.9)	(388.4)
Selling Expenses	(367.7)	(506.8)	(370.1)
General and Administrative Expenses	(106.8)	(124.1)	(107.7)
Other Operating (Expenses) Revenue, net	43.8	(49.9)	17.2

EBITDA	289.6	457.0	751.6

Margin %	18.4%	22.8%	37.6%
Depreciation and Amortization	(233.5)	(262.1)	(221.0)

EBIT	56.1	194.9	530.7

Equity Accounting	(41.1)	(13.9)	(14.8)
Financial Expenses	(58.2)	(67.7)	(67.6)
Financial Income	92.1	92.7	99.6

Income Before Tax and Social Contribution	48.9	206.0	547.9

Income Tax and Social Contribution	15.3	(56.4)	(138.5)

Net Income	64.3	149.7	409.4

Margin %	4.1%	7.5%	20.5%

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL ASSETS	12,515	14,315	14,273

Current	2,988	4,121	4,190
Cash	215	1,417	1,236
Financial investments	251	284	319
Accounts Receivable	955	1,177	1,155
Recoverable and Deferred Taxes	695	695	642
Inventories	102	89	77
Other Current Assets	768	459	762

Non-Current Assets	9,527	10,193	10,083
Long Term	2,713	2,635	2,658
Recoverable and Deferred Taxes	821	594	531
Loans and Financing	1,720	1,884	1,971
Financial investments	2	0	3
Other	170	156	152
Property Plant and Equipment	4,517	5,504	5,434
Intagible Assets	1,990	1,811	1,769
Deferred Assets	308	244	222

TOTAL LIABILITIES	12,515	14,315	14,273

Current Liabilities	1,841	2,623	2,172
Suppliers	1,017	1,568	1,159
Loans and Financing	27	102	103
Payroll and Related Accruals	56	36	44
Payable Taxes	441	435	360
Other Accounts Payable	300	481	507

Non-Current Liabilities	1,675	2,209	2,208

Long Term	1,675	2,209	2,208
Loans and Financing	601	1,045	1,021
Contingency Provisions	145	120	107
Payable Taxes	5	41	47
Outstanding authorizations	882	907	922
Other Accounts Payable	42	96	110

Shareholders’ Equity	8,999	9,482	9,893

05/13/ 2010	www.oi.com.br/ir	28

6.4) Brasil Telecom – BrTO Consolidated

R$ Million

Income Statement	1Q09	4Q09	1Q10
Wireline Services Revenues	3,876.2	3,951.0	3,952.3

Local Services	1,631.5	1,619.8	1,577.0

Subscription Charges	962.9	989.3	1,017.7
Local Traffic	194.2	175.2	144.8
Installation Fees	2.2	8.5	13.1
Collect Calls	0.6	0.7	0.2
Other Local Revenues	3.1	3.2	3.5
Fixed-to-Mobile (VC1)	468.5	443.0	397.7
Long Distance	696.1	592.5	623.9

Intra-State	192.3	172.6	173.4
Inter-State	55.2	49.4	54.1
Inter-Regional	52.8	47.4	54.9
International	8.1	7.1	7.0
Fixed-to-Mobile (VC2 and VC3)	387.7	316.0	334.5
Advanced Voice	32.6	32.4	44.2

Public Telephones	84.2	46.1	77.4

Additional Services	84.1	118.8	110.4

Network Usage Remuneration	83.1	109.1	91.5

Data Transmission Services	1,258.0	1,426.8	1,422.6

ADSL	722.4	913.2	865.7
Leased Lines (EILD)	108.6	78.5	98.8
Leased Lines (SLDD/SLDA)	97.6	100.0	116.1
IP Services	159.4	176.2	189.4
Packet switch and frame relay	42.8	35.6	35.6
Other Data Services	127.2	123.3	117.0
Other	6.6	5.6	5.4

Wireless Services Revenues	501.0	554.1	522.3

Subscription Charges	105.4	114.4	115.4
Outgoing Calls	167.4	154.4	147.3
Domestic/International Roaming	3.1	9.7	11.0
Network Usage Remuneration	139.0	177.2	165.8
Data / Value Added Services	58.3	67.4	70.7
Handset Sales	27.8	30.9	12.1

Gross Operating Revenue	4,377.2	4,505.1	4,474.6

Taxes and Deductions	(1,609.5)	(1,848.5)	(1,836.9)

Net Operating Revenue	2,805.2	2,656.6	2,637.7

Operating Expenses	(2,336.8)	(1,763.9)	(1,770.3)
Cost of Services Provided	(535.1)	(549.1)	(484.3)
Cost of Goods Sold	(64.3)	(21.8)	(11.6)
Interconnection Costs	(513.4)	(513.7)	(537.0)
Selling Expenses	(417.2)	(308.9)	(270.8)
General and Administrative Expenses	(222.7)	(263.6)	(263.8)
Other Operting (Expenses) Revenue, net	(546.7)	(106.7)	(202.8)

EBITDA	468.4	892.7	867.4

Margin %	16.7%	33.6%	32.9%
Depreciation and Amortization	(495.9)	(493.2)	(411.5)

EBIT	(27.5)	399.5	456.0

Financial Expenses	(209.7)	(220.5)	(253.7)
Financial Income	122.7	151.3	194.3

Income Before Tax and Social Contribution	(114.5)	330.3	396.5

Income Tax and Social Contribution	34.9	(214.4)	(96.4)

Net Income	(79.6)	115.9	300.1

Margin %	-2.8%	4.4%	11.4%

Outstanding Shares Thousand (exc.-treasury)	547,719	589,789	589,789
Income per share (R$)	(0.145)	0.196	0.509

05/13/ 2010	www.oi.com.br/ir	29

6.4) Brasil Telecom – BrTO Consolidated (Continued)

R$ Million

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL ASSETS	17,709	22,756	22,828

Current	5,774	5,680	5,922
Cash	1,211	1,718	1,887
Financial investments	392	382	450
Accounts Receivable	2,123	1,992	2,013
Recoverable Taxes	1,046	1,007	1,018
Inventories	4	42	31
Other Current Assets	998	539	523

Non-Current Assets	11,935	17,076	16,906

Long Term	4,714	8,506	8,636
Recoverable and Deferred Taxes	1,802	5,047	4,911
Assets in Escrow	2,456	1,597	1,809
Other	457	1,862	1,916

Investments	80	5	5
Property Plant and Equipment	5,581	6,993	6,777
Intagible Assets	1,560	1,572	1,488

Balance Sheet	3/31/09	12/31/09	3/31/10

TOTAL LIABILITIES	17,709	22,756	22,828

Current	4,499	4,506	4,216
Suppliers	1,586	1,554	1,491
Loans and Financing	921	1,003	972
Payroll and Related Accruals	130	84	87
Payable Taxes	932	692	710
Dividends Payable	330	141	105
Other Accounts Payable	599	1,032	851

Non-Current Liabilities	7,045	7,154	7,217

Long Term	7,045	7,154	7,217
Loans and Financing	3,983	3,637	3,415
Payable and Deferred Taxes	457	274	331
Contingency Provisions	1,157	1,440	1,602
Outstanding authorizations	643	610	632
Other Accounts Payable	805	1,193	1,237

Minority Interest	(6)	1	0

Shareholders' Equity	6,171	11,095	11,395

05/13/2010	www.oi.com.br/ir	30

6.5) 14 Brasil Telecom Celular – BrT Móvel

R$ Million

Income Statement	1Q09	4Q09	1Q10
Wireless Services Revenues	610.4	668.7	639.1

Subscription	105.4	114.4	115.4
Outgoing Calls	169.0	155.4	147.7
Domestic/Internacional Roaming	3.1	9.7	11.0
Network Usage Remuneration	246.7	290.9	282.1
Data / Value Added	58.3	67.4	70.7
Handset Sales	27.8	30.9	12.1

Gross Operating Revenue	610.4	668.7	639.1

Taxes and Deductions	(163.8)	(171.0)	(163.9)

Net Operating Revenue	446.5	497.7	475.2

Operating Expenses	(394.1)	(460.0)	(423.5)
Cost of Services Provided	(92.6)	(106.9)	(121.8)
Cost of Goods Sold	(64.3)	(21.9)	(11.6)
Interconnection Costs	(123.2)	(151.1)	(159.1)
Selling Expenses	(97.4)	(133.3)	(103.7)
General and Administrative Expenses	(16.6)	(33.6)	(33.3)
Other Operating (Expenses) Revenue, net	(0.2)	(13.3)	5.9

EBITDA	52.4	37.7	51.7

Margin %	11.7%	7.6%	10.9%
Depreciation and Amortization	(128.3)	(123.3)	(68.1)

EBIT	(75.9)	(85.6)	(16.4)

Financial Expenses	(22.9)	(29.5)	(35.8)
Financial Income	46.1	35.5	39.4

Income Before Tax and Social Contribution	(52.6)	(79.6)	(12.8)

Income Tax and Social Contribution	16.8	23.9	(18.3)

Net Income	(35.8)	(55.6)	(31.1)

Margin %	-8.0%	-11.2%	-6.5%

Balance Sheet	3/31/09	12/31/09	3/31/10
TOTAL ASSETS	4,792	5,070	5,101

Current	1,732	1,860	1,915
Cash	25	476	639
Financial investments	718	273	196
Accounts Receivable	192	227	241
Recoverable Taxes	190	194	181
Inventories	0	40	27
Other Current Assets	607	650	631

Non-Current Assets	3,060	3,210	3,186

Long Term	1,055	1,155	1,156
Recoverable and Deferred Taxes	737	791	779
Assets in Escrow	0	17	0
Other	318	347	376

Property Plant and Equipment	1,038	1,131	1,179
Intagible Assets	968	924	851

TOTAL LIABILITIES	4,792	5,070	5,101

Current	720	881	926
Suppliers	413	542	547
Loans and Financing	26	18	27
Payroll and Related Accruals	8	6	6
Payable Taxes	84	71	88
Outstanding authorizations	95	96	0
Other Accounts Payable	96	148	258

Non-Current Liabilities	1,034	1,262	1,280

Long Term	1,034	1,262	1,280
Loans and Financing	312	541	530
Payable Taxes	17	63	70
Contingency Provisions	36	21	21
Outstanding authorizations	643	606	628
Other Accounts Payable	26	32	31
Shareholders’ Equity	3,038	2,926	2,895

05/13/2010	www.oi.com.br/ir	31

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,036,149	68,504,187	59,071,396
Preferred	261,223,463	6,262,730	0	254,960,733

Total	391,835,195	9,298,879	68,504,187	314,032,129

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	203,423,176	0	161,990,001	41,433,175
Preferred	399,597,370	13,231,556	128,675,049	257,690,765

Total	603,020,546	13,231,556	290,665,050	299,123,940

OBS: Shareholder structure as of March 31, 2010

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: “project”, “estimate”, “expect”, “predict”, “plan”, “anticipate”, is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations

Roberto Terziani	55 (21) 3131-1211	rterziani@oi.net.br
Bayard Gontijo	55 (21) 3131-1211	Bayard.gontijo@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Costa Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

05/13/ 2010	www.oi.com.br/ir	32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer